UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Redwood Financial Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

757903109
 (CUSIP Number)

March 20, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757903109

1.	Names of Reporting Persons Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 757903109

1.	Names of Reporting Persons Rocky Mountain Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 757903109

1.	Names of Reporting Persons First Opportunity Fund, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IV

Amendment No.5 to Schedule 13G

This Amendment No. 5 to the statement on Schedule 13G  (this “Amendment No. 5”) relating to the common stock of Redwood Financial Inc., a Minnesota corporation (the “Issuer”), is being filed on behalf of the undersigned to further amend the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2005, as amended (the “Schedule 13G”).  This Amendment No. 5 is the final amendment to the Schedule 13G and is an exit filing.

Item 1(a).                      Name of Issuer:

Redwood Financial Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Office:

301 S. Washington Street
P.O. Box 317
Redwood Falls, MN 56283

Item 2(a).                      Names of Persons Filing:

Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers (“SIA”), Rocky Mountain Advisers, LLC (“RMA”) and First Opportunity Fund, Inc. (“FOFI” and, together with SIA and RMA, the “Reporting Persons”).

This Amendment No. 5 is filed jointly by the Reporting Persons.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 5 as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment No. 5 jointly in accordance with the provisions of Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended.

Item 2(b).                      Address of Principal Business Office or, if none, Residence:

SIA:  Bellerive, Queen Street, St. Peter, Barbados

RMA:  2344 Spruce Street, Suite A, Boulder, CO 80302

FOFI:  2344 Spruce Street, Suite A, Boulder, CO 80302

Item 2 (c).                      Citizenship or Place of Organization:

SIA: Barbados

RMA: Alaska

FOFI: Maryland

Item 2(d).                      Title of Class of Securities:

Common Stock

Item 2(e).                      CUSIP Number:

757903109

Item 3.	If this Statement is Filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)(1);

(e) ☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(1) On June 24, 2015, the Securities and Exchange Commission issued an order under Section 8(f) of the Investment Company Act of 1940, as amended, declaring that FOFI ceased to be an investment company.

Item 4.                                 Ownership

The information contained in Items 5-11 on the cover pages are incorporated herein by reference.

On March 20, 2015, FOFI reorganized into Boulder Growth & Income Fund, Inc. (“BIF”), pursuant to that certain Agreement and Plan of Reorganization, dated as of March 5, 2015, by and among FOFI, Boulder Total Return Fund, Inc., The Denali Fund Inc. and BIF (the “Agreement”).  Pursuant to the Agreement, FOFI transferred all of its assets and liabilities to BIF in exchange for shares of BIF (the “Reorganization”).  As a result of the Reorganization, the Reporting Persons no longer beneficially own any shares of the Issuer’s common stock.

Item 5.                                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2015

Rocky Mountain Advisers, LLC

By: /s/ Nicole Murphey_____________
Name:   Nicole Murphey
Title:   Vice President

Stewart West Indies Trading Company, Ltd. d/b/a Stewart Investment Advisers

By: /s/ Stephen Miller______________
Name:     Stephen Miller
Title:     Vice President

First Opportunity Fund, Inc.

By: /s/ Nicole Murphey_____________
Name:     Nicole Murphey
Title:     Vice President & Chief Financial Officer

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of this Amendment No. 5 to the statement on Schedule 13G, relating to certain common shares of Redwood Financial Inc. and further agrees that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of any statement, including amendments, on such Schedule 13G and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

Dated:  August 13, 2015

Rocky Mountain Advisers, LLC

By: /s/ Nicole Murphey_____________
Name: Nicole Murphey
Title:  Vice President

Stewart West Indies Trading Company, Ltd.
d/b/a Stewart Investment Advisers

By: /s/ Stephen Miller_______________
Name: Stephen Miller
Title:  Vice President

First Opportunity Fund, Inc.

By: /s/ Nicole Murphey_____________
Name: Nicole Murphey
Title: Vice President and Chief Financial Officer